# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WhiteHawk Minerals Corp., CIK 0001921603
CUSIP: 96524T101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2000 Market Street, Suite 910, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000898382

## Reporting persons
- COOPERMAN LEON G: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,261,216; shared voting power 0; sole dispositive power 3,261,216; shared dispositive power 0; aggregate amount beneficially owned 3,261,216 (12.4% of the class)

## Item 1. Issuer
Name of issuer: WhiteHawk Minerals Corp.
Address of issuer's principal executive offices: 2000 Market Street, Suite 910, Philadelphia, Pennsylvania 19103

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is engaged in, among other activities, investing for his own account.

Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of a limited partnership organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital L.P."), a private investment firm comprised of Cooperman family funds engaged in the purchase and sale of securities for investment for its own account.
Address of principal business office or, if none, residence: Mr. Cooperman's principal business office address is St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.
Citizenship: Mr. Cooperman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. Mr. Cooperman may be deemed the beneficial owner of 3,261,216 shares of Class A Common Stock held directly by Capital L.P., which constitute approximately 12.4% of the total number of shares of Class A Common Stock outstanding, calculated based on 22,996,579 shares of Class A Common Stock outstanding immediately following the consummation of the Issuer's initial public offering, as reported in the Issuer's Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 9, 2026, and gives effect to the issuance of 3,261,216 shares of Class A Common Stock issued to Capital L.P. in connection with the Issuer's redemption of Series D Preferred Stock of the Issuer previously held by Capital L.P.
Percent of class: 12.4%
Sole power to vote or to direct the vote: 3,261,216
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,261,216
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- COOPERMAN LEON G: /s/ Edward Levy, Attorney-in-Fact (08/14/2026)
Comment: Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016.